FOR  IMMEDIATE  RELEASE

ACCESS  HEALTH  ALTERNATIVES,  INC.  APPOINTS  STEVEN  MIRACLE  TO  BOARD

BOARD  ACCEPTS  RESIGNATION  OF  DONALD  D.  METCHICK

ORLANDO, Fla.--(BUSINESS WIRE)--August 29, 2000-Access Health Alternatives, Inc. (OTC BB:AHMX), today announced the appointment of Steven Miracle to its Board of Directors.

Mr. Miracle has over 20 years senior-level healthcare administrative experience, which included developing and implementing growth strategies for companies prepared to move to a new level of productivity as well as establishing and carrying out business plans from start-up through profitable operations. Mr. Miracle began his career in healthcare administration after receiving his M.B.A. from Vanderbilt University. His career began in hospital administration for Humana, Inc where he served in financial management and administrative capacities. As part of its early management team, Mr. Miracle was instrumental in developing and implementing operating procedures for Humana's entry into the primary care sector, assisting in the migration from a hospital-based business and creating templates for the financial analysis of Humana's acquisition targets. Mr. Miracle later served as the principle operations officer, from start up to its merger with Medaphis, Inc, of Medical Business Office a company


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focused on providing a full range of practice management services to health care providers. In 1993 Mr. Miracle joined AmHealth, Inc., a provider of occupational health services, which he later became President of, taking it through consolidation and successful sale. From July 1996 through December 1998, he was the President of Paideia Health, Inc., a healthcare and small business consulting and management company. He has served as the Chief Operating Officer of Access Health Alternatives since January1999.

Mr. Miracle brings to the Board of Directors a wealth of operational and business management experience in the health care industry. "His work with multi-location, multi-state, health care service providers coupled with his management of start up ventures and established operations will add dramatically to this Company's leadership at the Board level," stated Daniel J. Pavlik, President and Chairman.

Mr. Miracles appointment comes about as a result of a vacancy created by the resignation of Mr. Donald D. Metchick a previous officer and Board member who has resigned to persue other business interests.

About  Access  Health  Alternatives

Access Health Alternatives is building a diversified national Complimentary and Alternative Medicine network. The Company, through its majority-owned subsidiary Access HealthMax, Inc., presently offers a nutritional alternative to traditional healthcare within a clinical setting through licensed healthcare providers. The common stock of Access Health Alternatives, Inc. is currently traded on the OTC Bulletin Board under the symbol, "AHMX". The Company maintains its corporate offices in Orlando, Florida.

This press release contains certain forward-looking statements that may be based on current expectations that involve a number of risks and uncertainties. Accordingly, to the extent that this press release contains forward-looking statements regarding the Company's goals, number of centers projected, possible revenue, or other aspects of the financial condition, operating results, or business prospects of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from those projected or estimated by the Company in such forward-looking statements.

Contact:
     Access  Health  Alternatives  Inc.,  Orlando
     Steven  Miracle,  407/299-0629
     SteveM@accesshealthmax.com


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